FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 20, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

SADIA S.A.
A PUBLICLY HELD COMPANY
CNPJ/MF nº 20.730.099/0001-94
NIRE 42 300 025 747

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 15, 2005.

1 - DATE, TIME AND PLACE: On December 15, 2005, at 02:00 p.m. at the main address of Sadia S.A. (the “Company”), located at Rua Senador Attílio Fontana, No. 86, in Concórdia – SC.

2 - ATTENDANCE: Attended by shareholders representing more than two-thirds (2/3) of the Company’s voting capital, according to signatures in the Book of Shareholders Attendance No. 01.

3 - CHAIR: Chairman: Mr. Walter Fontana Filho, Chairman of the Board of Directors; Secretary: Mr. Mauro E. Guizeline.

4 - NOTICE: Published in the newspapers Diário Oficial do Estado de Santa Catarina, on October 28, November 03 and 04, 2005; O Estado de São Paulo on October 28, 29 and 31, 2005 and A Notícia (Joinville-SC), on October 28, 29 and 31, 2005.

5 - ORDER OF BUSINESS: (1) make a resolution about the proposal of the Board of Directors, approved at the meeting held on October 27, 2005, about rewriting the Company’s Bylaws to (1) grant preferred shares the right to be included in a public offering in connection with a possible disposal of the Company’s control (tag along), in accordance with the conditions contemplated in Art. 254-A of Law No. 6404/76, with the wording given by Law No. 10203/01 and (ii) exclude the right to a dividend, per preferred share, 10% higher than that of each common share, and consequently rewrite Art. 12, letter “b”, of the Bylaws; and prepare a (2) Consolidation of the Bylaws.

6 - READING DOCUMENTS, RECEIVING VOTES AND ISSUING THE MINUTES: (1) By unanimous voting, the reading of the documents relating to the matter to be discussed by the Extraordinary Shareholders Meeting was waived since those documents were already known to the shareholders present. (2) Any declaration of vote, objection and dissent shall be numbered, received and authenticated by the Chair and filed at the Company’s main address pursuant to Art. 130, Paragraph 1, Law No. 6404/76. (3) The issuance of these minutes in summary format and its publication omitting the signature of all shareholders were authorized in accordance with Art. 130, Paragraphs 1 and 2, Law No. 6404/76, respectively.

7 - CLARIFICATIONS: The Chairman gave clarifications about the proposal submitted by the Company’s Board of Directors, about which a resolution has to be made by the Shareholders Meeting, and pointed out the need to rewrite the Bylaws provisions under discussion, aiming to: (a) improve Good Corporate Governance practices, (b) seek an alignment of the interests of shareholders of common and preferred shares; and (c) add value to the Company. It was also clarified that, at 03:30 p.m., on this same date, the Company’s preferred shareholders shall meet at the Special Preferred Shareholders Meeting, in compliance with the provisions in Paragraph 1 of Art. 1º. 136 of Law No. 6404/76, to make a resolution about ratifying any possible approval of item (1)(ii) of the Order of Business of the Extraordinary Shareholders Meeting, relating to the exclusion of the right to a dividend, per preferred share, 10% higher than that of each common share issued by this Company.

8 - RESOLUTIONS: After the discussions relating to the matter in the Order of Business, the shareholders resolved, by unanimous voting, subject to the ratification of the exclusion, from the Company’s Bylaws, of the right to a dividend, per preferred share, 10% higher than that of each common share, by more than half of the title holders of preferred shares, within one (1) year as from this date, and the following: (1) approve the proposal submitted by the Company’s Board of Directors to: (i) grant preferred shares the right to be included in any possible public offering for the disposal of the Company’s control, with the guarantee that the title holders of preferred shares will have a price at least eighty percent (80%) equal to the amount paid per each voting share which is an integral part of the controlling block; and (ii) in exchange, exclude from letter (b) of Art. 12 of the Company’s Bylaws, the advantage of the title holders of preferred shares receiving dividends at least 10% higher than those granted to title holders of common shares, and therefore the compensation paid to common and preferred shares, under dividends, becoming equal, whereby the corresponding letter (b) of 12 of the Company’s Bylaws shall be amended as follows: “ARTICLE 12 – PREFERRED SHARES shall have no voting right and shall enjoy the following advantages:: (a) priority in a pro rata receipt, under noncascading, minimum dividend, of twenty-eight percent (28%) of net income for the year, competing in equal conditions with common shares with the dividends granted to them at that percentage; (b) the right to be included in a public offering for the disposal of the Company’s control, under the conditions contemplated in art. 254-A of Law No. 6404/76, with the wording given by Law No. 10303, of 10-31-2001, with the guarantee of a price at least equal to eighty percent (80%) of the amount paid per share with voting right and an integral part of the Company’s controlling block; and c) priority in capital repayment in case of liquidation of the Corporation. Sole Paragraph – Preferred shares, with no voting right, shall be entitled to this right if the Corporation fails to pay, for three (3) consecutive years, the minimum dividend to which they are entitled, and shall have that right up to the payment of the first subsequent dividend.” and (2) approve the consolidation of the Company’s Bylaws, which will have the wording shown in Attachment I to these Minutes. At the request of shareholders members of the controlling block, through their respective representatives, it was recorded in these minutes that all resolutions made in this Extraordinary Shareholders Meeting shall be effective, also for the purposes of Paragraphs 1 and 4 of Art. 136 of Law No. 6404/76, as amended, subject to the ratification, within the time frame of one (1) year as from this date, by more than half of the title holders of preferred shares issued by the Company, through the Special Preferred Shareholders Meeting, of the exclusion from letter (b) of Art. 12 of the Company’s Bylaws, of the right by title holders of preferred shares to a dividend per preferred share, 10% higher than that of each common share. It was also recorded that, upon the expiration of the aforementioned period of one (1) year and in case the exclusion from the Company’s Bylaws of the right to a dividend, per preferred share, 10% higher than that of each common share has not been ratified, all resolutions made at this Extraordinary Shareholders Meeting shall become effective. The Chairman requested that these minutes should record that, if the exclusion of letter (b) of Art. 12 of the Company’s Bylaws, relating to the right to a dividend, per preferred share, 10% higher than that of each common share, by title holders of preferred shares, is ratified within one (1) year as from this date by more than half of the title holder of preferred shares issued by this Company, at the Special Preferred Shareholders Meeting of this Company, this will entail the exercise of the right of withdrawal by dissenting preferred shareholders, pursuant to the provisions in Art. 137 of Law No. 6404/76. This withdrawal right may be exercised within the thirty (30) subsequent days to the publication of the corresponding Minutes do the Special Preferred Shareholders Meeting, being established that the shareholders who acquired shares as from and including October 28, 2005 shall not be entitled to the aforementioned withdrawal right. The repayment amount in the cases of withdrawal is the book value of the shares issued by the Company as determined in its Balance Sheet prepared at September 30, 2005. It was recorded that the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil-Previ submitted a statement about the order of business, which was received and authenticated by the Chair, being filed at the Company’s main address.

9 - ADJOURNMENT: There being no further business, the Chairman adjourned the session for the time required to issue these minutes. Upon reopening the session, the minutes were read and approved by those present, signed by the Chairman and by the Secretary and also by the shareholders identified below.

Concórdia - SC, December 15, 2005.

Walter Fontana Filho
Chairman

Mauro E. Guizeline.
Secretary

Shareholders:

Shareholders Agreement
per proxy/ Omar Fontana dos Reis

Fundação Attílio Francisco Xavier Fontana
per proxy/ Eduardo Fontana d´Avila

Omar Fontana dos Reis

Elvio de Oliveira Flores

Last Page of Signatures of Shareholders in the Minutes of the Extraordinary Shareholders Meeting of Sadia S.A., held on December 15, 2005

Luiz Gonzaga Murat Junior

Artemio Fronza

Octaviano Zandonai

Newton Ipenor Pedot

Nelson Bonissoni

Administradora e Comercial Old Ltda.
Ana Maria Gonçalves Furlan
Diva Helena Furlan
Gabriella Furlan Villares
Leila Maria Furlan da Silva Telles
Lucila Maria Furlan
Lucy Fontana Furlan
Luiz Fernando Furlan
Osório Henrique Furlan

Osório Henrique Furlan Junior
per proxy/ Gisele Sanches Mascaroz Levy

Caixa de Previdência dos Funcionários do Branco do Brasil-Previ per proxy/ Deivis Marcon Antunes